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Filed by Tellabs, Inc. (Commission File No.: 09692)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
Commission File No.: 0-28734

        This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. plans to file with the Securities and Exchange Commission a Registration Statement on SEC Form S-4, and Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

        Tellabs, Inc. and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Tellabs, Inc. generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.'s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.

        The following paper was distributed by Tellabs, Inc. at an Investor Presentation held on May 26, 2004.

Tellabs, Inc.
Acquisition of Advanced Fibre Communications, Inc.
Deferred Tax Accounting and Future Effective Tax Rate Implications
May 2004

        This paper is intended to provide information on Tellabs' current deferred tax position and the impact of the pending acquisition of Advanced Fibre Communications, Inc. (AFCI) on our prospective effective tax rate.

Executive Summary

        Tellabs' acquisition of AFCI is expected to result in AFCI recording additional deferred tax liabilities. Such deferred tax liabilities will, in consolidation, offset the deferred tax assets of Tellabs and result in a reduction in Tellabs valuation allowance. These adjustments will occur in accounting for the purchase of AFCI and may have the effect of increasing Tellabs' future effective tax rate for financial reporting purposes. The underlying deductions, losses and tax credit carry forwards of Tellabs will continue to be available to reduce cash taxes payable on future pretax income.

Background

        Deferred tax assets arise when a company's financial statements recognize charges or expenses that for income tax purposes, will not be allowed as deductions until future periods. For example, when a corporation incurs an expense in its financial statements, such as certain restructuring type charges, that it is not allowed to deduct on its federal tax return until paid in the future, the future tax benefit of that expense is generally recorded in the income statement as a reduction of income tax expense and in the balance sheet as a tax asset. The same general treatment applies to the carry forward of unused net operating losses and unused tax credits. Deferred tax assets are often netted with deferred tax liabilities when presented in the balance sheet and are referred to as net deferred tax assets.

        Under FAS 109, Accounting for Income Taxes, a net deferred tax asset may only be carried on the balance sheet at its full value if it is more likely than not that the deductions, losses, or credits giving rise to such deferred tax asset will be used in the future. If the more likely than not test is not met, then a valuation allowance is required to be recorded against the net deferred tax asset. A valuation allowance creates a charge to income tax expense in the income statement and a reduction of an asset on the balance sheet, in the period it is recorded. Common practice would support a determination that a corporation with two or more consecutive years of significant losses is presumed to fail the more likely than not test. Because of Tellabs' losses in recent years the company examined the value of its deferred tax assets and felt it was appropriate to record a valuation allowance against a major portion of them. The valuation allowance essentially reduced our U.S.-based deferred tax asset to zero. The effect was to reverse the benefit of those deferred tax assets that were recorded in prior years' income statements and balance sheets. Consequently, these tax benefits will be available in the future to reduce our income tax expense when we have positive income in the U.S. against which to use the tax benefits, or we have sufficient deferred tax liabilities to absorb the tax assets (including deferred tax liabilities arising as a result of purchase accounting related to an acquisition, such as the pending acquisition of AFCI).

Current Position

        During the first quarter of 2004, we reversed a small portion of our valuation allowance on deferred tax assets because of anticipated profitability in 2004. This reversal had the effect of significantly reducing our income tax expense on U.S.-based income thereby yielding an effective tax rate of less than 20%. That is, the low overall rate is the result of a very low tax rate on U.S.-based income and a tax rate on international income that was close to traditional statutory rates.

Acquisition Accounting Impact

        Tellabs anticipates that it may record a potentially significant deferred tax liability in accounting for the AFCI acquisition. It is possible that the amount would be large enough that it would cause all of our existing valuation allowance to no longer be required. If the valuation allowance is reduced or eliminated in purchase accounting, the future income statement benefit of the underlying tax benefits would no longer be available to reduce our income tax expense from continuing operations. In other words, our effective tax rate could be higher after the acquisition of AFCI than it would have been otherwise.

        Note:    this summary deals only with the accounting impact of a change in our valuation allowance. The cash value of our deferred tax assets will be essentially unchanged because we continue to project that we will fully utilize the underlying tax benefits on tax returns in the current and future years.

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Tellabs, Inc. Acquisition of Advanced Fibre Communications, Inc. Deferred Tax Accounting and Future Effective Tax Rate Implications May 2004